UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Attached hereto as Exhibits (1), (2) (3), (4) and (5) are the following materials sent to shareholders of the Registrant in connection with an Ordinary Meeting of Shareholders and an Extraordinary Meeting of Shareholders of the Registrant, both scheduled to be held on April 28, 2006.

Exhibit	Description
1	Notice of Call
2	Board report to shareholders regarding Ordinary Shareholders’ Meeting
3	Board report to shareholders regarding Extraordinary Shareholders’ Meeting
4	Amended bylaws
5	Proxy card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

Date: April 7, 2006	By:	/s/ Cary Grossman
Name: Cary Grossman
Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
1	Notice of Call
2	Board report to shareholders regarding Ordinary Shareholders’ Meeting
3	Board report to shareholders regarding Extraordinary Shareholders’ Meeting
4	Amended bylaws
5	Proxy card

Exhibit 1

Gentium S.p.A.
Share Capital Euro 9,610,630

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386 -Tax code and VAT number no.02098100130

CALL OF THE
ORDINARY SHAREHOLDERS’ MEETING AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next ordinary shareholders’ meeting and extraordinary shareholders’ meeting of the Company, to be held at the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, in Como, Italy, on April 28, 2006, at 5:00 p.m., in first call, and, if necessary, on May 5, 2006, at 12:00 p.m., at the same place, in second call, in order to discuss and resolve upon the following.

Agenda

Ordinary Shareholders’ Meeting

1.
Approve the Italian GAAP Financial Statements as of December 31, 2005 and the Report of the Board of Directors on the management of the Company; Report of the Board of Statutory Auditors and of the independent auditors; pertinent and consequent resolutions.

2.	Elect members of the Board of Directors for the April 2006 to April 2007 term, with the previous determination of the number of its members.

3.	Approve director compensation for the April 2006 to April 2007 term.
4.	Elect members of the Board of Statutory Auditors for the 2006/2009 term and approve their compensation.
5.	Approve the engagement of Reconta Ernst & Young, S.p.A. as the independent auditors for the fiscal year 2006 and approve its compensation.

Extraordinary Shareholders’ Meeting

1.
Approve the amendment to article 6 of the Company’s Bylaws, inter alia, to delegate powers to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, for capital increases in cash, and pursuant to article 2420-ter of the Italian Civil Code, for the issuance of convertible bonds, in both cases also with the faculty to issue warrants; pertinent and consequent resolutions.

2.	Approve the amendment to article 19 of the Company’s Bylaws to increase the maximum number of directors to eleven (11) members; pertinent and consequent resolutions.

The shareholders may attend the Shareholders’ Meetings if they are provided with the relevant authentications by the authorized intermediary, pursuant to article 85 of the Legislative Decree no.58 of 1998 and article 34 of the CONSOB resolution no. 11768 of December 23, 1998. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 31, 2006 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meetings pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York.
The documents relating to the Shareholders’ Meetings will be deposited at the registered office of the Company according to the law.

Villa Guardia (Como), April 5, 2006

The Chairwoman of the Board of Directors

(Ms. Laura Iris Ferro )

Exhibit 2

Report of the Board of Directors to Shareholders of
Gentium S.p.A. regarding April 28, 2006 Ordinary Shareholders’ Meeting

Dear Shareholders:

An Ordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) to be held on April 28, 2006 has been called in order to (i) approve the 2005 financial statements of the Company and related documents, (ii) elect members of the Board of Directors of the Company for the April 2006 to April 2007 term, (iii) approve director compensation for the April 2006 to April 2007 term, (iv) elect members of the Board of Statutory Auditors of the Company for the term ending in April 2009 and approve their compensation for such term and (v) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditors for the fiscal year 2006 and its compensation. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 31, 2006 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Board of Directors recommends that you vote in favor of each of these matters.

1.	Approve the 2005 Italian GAAP financial statements of the Company and related documents.

The 2005 Italian GAAP draft financial statements of the Company and related documents (i.e., statement of assets and liabilities, profit and loss account, supplemental note, report of the Board of Directors on the management of the Company and the reports of the Board of Statutory Auditors and the independent auditors) will be available for review at the registered office of the Company, located in Villa Guardia (Province of Como), Piazza XX Settembre 2, and also will be posted on the Company’s website at www.gentium.it, starting on April 12, 2006. The Board of Directors recommends that the shareholders approve such financial statements and related documents and apply the loss against the Company's available reserves.

2.	Elect members of the Board of Directors of the Company for the April 2006 to April 2007 term.

The Board of Directors and the Nominating and Corporate Governance Committee of the Board of Directors recommends that the shareholders set the number of members of the Board of Directors at eight (8) and elect the following individuals as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2007 Ordinary Shareholders’ Meeting, or until otherwise replaced or removed. Additional information about each nominee is provided below.

a. Kenneth Anderson
b. Gigliola Bertoglio
c. Luca Breveglieri

d. Marco Codella
e. Laura Ferro
f. David Kroin
g. Lee Nadler
h. Andrea Zambon

Dr. Kenneth Anderson, 54, has served as one of the Company’s directors since June 2005. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Dr. Anderson is a member of the Company’s Scientific Advisory Board. In addition, Dr. Anderson is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s proposed Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure, which the Company anticipates will be enrolling patients in May 2006. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Gigliola Bertoglio, 71, has served as one of the Company’s directors since December 2004. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri, 54, is a new nominee for election to the Company’s board of directors. Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000. From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati. Mr. Breveglieri is an Italian certified public accountant. Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella, 46, has served as one of the Company’s directors since June 2005. Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999. Mr. Codella has been a professor of Economics and Management Accounting at University of Rome, La Spienza since 2001. From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Eubiotina Research S.p.A., Biosint S.p.A., Avantgarde S.p.A., SigmaTau Health Science S.p.A., Techogen S.p.A. and Kenton S.r.l., each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A. Sigma Tau Industrie Farmaceutiche Riunite S.p.A. is a subsidiary of Sigma Tau Finanziaria S.p.A., which holds 800,000 ordinary shares of the Company. Sigma Tau Pharmaceuticals, Inc., which is another subsidiary of Sigma Tau Finanziaria S.p.A., is a party to a License and Supply Agreement with the Company pursuant to which the Company has licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma Tau Pharmaceuticals, Inc. and pursuant to which Sigma Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide for this use from the Company. Defiante Farmaceutica L.d.a., which is a third subsidiary of Sigma Tau Finanziaria S.p.A., holds 359,505 ordinary shares of the Company and a warrant to purchase an additional 73,334 ordinary shares. Chaumiere Consultadoria e Servicos S.A., which is under common control with Sigma Tau Finanziaria S.p.A., holds 152,376 ADSs of the Company and a warrant to purchase an additional 60,951 ADSs.

Dr. Laura Ferro, 54, has served as the Company’s President and Chief Executive Officer and one of the Company’s directors since 1991. From 1991 to 1997, Dr. Ferro held various executive positions at Sirton S.p.A. an affiliate of the Company, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is the chairperson of the research committee of Europharm, the European Association of Small and Medium-Sized Pharmaceutical Companies, and is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981, and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Ferro is also the President and Chief Executive Officer of the Company’s largest shareholder, FinSirton S.p.A., which holds 3,750,000 ordinary shares of the Company. She also serves as Vice President of Sirton S.p.A., a subsidiary of FinSirton S.p.A. that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton S.p.A., Sirton S.p.A. and Foltene Laboratories S.p.A., which is in the hair care products business. FinSirton S.p.A. owns 10% of the outstanding shares of Foltene Laboratories S.p.A. and was previously the controlling shareholder of Foltene Laboratories S.p.A. Each of FinSirton S.p.A. and Sirton S.p.A. provides various administrative services to the Company and leases the Company certain facilities. Most of the Company’s recent revenues have been from sales of its products to Sirton S.p.A.

David Kroin, 30, has served as a member of the Company’s board of directors since December 2005. Mr. Kroin has been the Managing Director of Great Point Partners, LLC, an asset management firm focusing in the healthcare industry, with an emphasis on life sciences, since September 2003. From December 1998 to September 2003, Mr. Kroin was a senior member of the healthcare group at J.H. Whitney & Co., an alternative-asset-management firm. From June 1997 to December 1998, Mr. Kroin worked as an analyst in the corporate finance and mergers and acquisitions group at Merrill Lynch& Co., Inc.  Mr. Kroin graduated from the University of Michigan with a B.S. in actuarial mathematics in May 1997.

Mr. Kroin is the Managing Director of Great Point Partners, LLC. Great Point Partners, LLC is the investment manager of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd., which each hold 531,915 ordinary shares of the Company and a warrant to purchase an additional 212,766 ordinary shares.

Dr. Lee M. Nadler, 59, has served as one of the Company’s directors since June 2005. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Dr. Nadler is the Chairman of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Nadler an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States. In addition, Dr. Nadler is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s proposed Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure, which the Company anticipates will be enrolling patients in May 2006. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Dr. Andrea Zambon, 48, has served as one of the Company’s directors since June 2005. Dr. Zambon was a co-founder and President of a web-based company, OKSalute S.p.A., serving the medical community from 2000 until 2002. From 2000 until 2004 he was President of Zambon, S.p.A, the holding company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in 19 countries in Europe, North and South America and Asia. From 1989 until 1999, he served in various capacities at Zambon Group S.p.A., including President and Chief Executive Officer from 1993 to 1999, Managing Director from 1991 to 1993, Managing Director of Zambon Research, S.p.A. in 1990, a research subsidiary of Zambon Research S.p.A., and manager of the international regulatory affairs unit in 1989. From 1988 to 1989, Dr. Zambon was employed by Smith Kline & Beckman in various departments, including clinical development, regulatory affairs, and market research, for three new chemical businesses. From 1986 to 1987 he was employed by Zambon Group, S.p.A. where he helped establish its research and development division. He has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School.

3.	Approve director compensation for the April 2006 to April 2007 term.

The Board of Directors recommends that the shareholders approve the following compensation for directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2007 Ordinary Shareholders’ Meeting, which is the same compensation as for the previous term.

•	€20 thousand per year for being a member of the board; and

•	€1 thousand for each board meeting attended.

4.	Elect members of the Board of Statutory Auditors of the Company for the term ending in April 2009 and approve their compensation for such term.

The Board of Directors recommends that the shareholders elect the following individuals as members of the Board of Statutory Auditors for the term ending at the Company’s Ordinary Shareholders’ Meeting to be held in April 2009 and approve the compensation for such individuals based on the fee recognized by the Italian National Register of the Certified Public Accountants.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

Mr. Belloni also serves as a member of the board of statutory auditors of Sirton S.p.A.

5.	Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditors for the fiscal year 2006 and its compensation for such term.

The Board of Directors recommends that the shareholders approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditors for the fiscal year 2006 and compensation to such auditors of €75,000 for 2006, plus amounts to be individually determined for extraordinary transactions and services. The Company paid €75,000 to Reconta Ernst & Young S.p.A. for 2005 compensation.

In light of the above, the Board of Directors proposes to hold an Ordinary Shareholders’ Meeting to approve the following resolutions:

At the Ordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

•	To approve the 2005 Italian GAAP financial statements of the Company and related documents and apply the loss against the Company's available reserves;

•
To set the number of members of the Board of Directors at eight (8) and elect the following individuals as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2007 Ordinary Shareholders’ Meeting, or until otherwise replaced or removed:

a. Kenneth Anderson
b. Gigliola Bertoglio
c. Luca Breveglieri
d. Marco Codella
e. Laura Ferro
f. David Kroin
g. Lee Nadler
h. Andrea Zambon

•	To approve the following director compensation for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2007 Ordinary Shareholders’ Meeting:

•	€20 thousand per year for being a member of the board; and

•	€1 thousand for each board meeting attended.

•
To elect the following individuals as members of the Board of Statutory Auditors of the Company for the term ending at the Company’s Ordinary Shareholders’ Meeting to be held in April 2009 and approve the compensation for such individuals based on the fee recognized by the Italian National Register of the Certified Public Accountants:

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

•
To approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditors for the fiscal year 2006 and compensation to such auditors of €75,000 for 2006, plus amounts to be individually determined for extraordinary transactions and services.

Exhibit 3

REPORT OF THE BOARD OF DIRECTORS ON (A) THE PROPOSED AMENDMENT TO ARTICLE 6 OF THE BYLAWS OF GENTIUM S.P.A. , INTER ALIA, TO DELEGATE POWERS TO THE BOARD OF DIRECTORS, PURSUANT TO ARTICLE 2443 OF THE ITALIAN CIVIL CODE, FOR CAPITAL INCREASES IN CASH, AND PURSUANT TO ARTICLE 2420-TER OF THE ITALIAN CIVIL CODE, FOR THE ISSUANCE OF CONVERTIBLE BONDS, IN BOTH CASES ALSO WITH THE FACULTY TO ISSUE WARRANTS, AND IN EACH CASE, EXCLUDE OR LIMIT THE OPTION RIGHT OF SHAREHOLDERS OF THE COMPANY PURSUANT TO ARTICLE 2441, FIFTH PARAGRAPH, OF THE ITALIAN CIVIL CODE AND (B) THE PROPOSED AMENDMENT TO ARTICLE 19 OF THE BYLAWS OF GENTIUM S.P.A. TO INCREASE THE POTENTIAL SIZE OF THE BOARD OF DIRECTORS TO 11 MEMBERS

Dear Shareholders:

An Extraordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) to be held on April 28, 2006 has been called in order to examine a proposal of the Board of Directors relating to (A) the proposed amendment to article 6 of the bylaws of the Company, inter alia, to delegate powers to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, for capital increases in cash, and pursuant to article 2420-ter of the Italian Civil Code, for the issuance of convertible bonds, in both cases also with the faculty to issue warrants, and in each case, exclude or limit the option right of the shareholders pursuant to article 2441, fifth paragraph, of the Italian Civil Code and (B) the proposed amendment to article 19 of the bylaws of the Company to increase the potential size of the Board of Directors to 11 members. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 31, 2006 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Board of Directors recommends that you vote in favor of each of these matters.

1. Funding needs of the Company

The Company’s management believes that the Company will need to raise new funds, starting in the late spring or early summer of this year 2006. The Company’s 2006 budget projects the use of a large amount of cash.

In addition, the Company needs to raise funds to operate throughout at least mid-2008 to ensure that it can complete development of defibrotide to treat VOD, and to have a reasonable cash reserve at that point in time. Additional funding requirements include continuing operating costs, funds to complete development of current indications, funds to develop other indications, funds to establish a marketing operation in the United States (if that course is advisable for the Company) and funds to purchase certain proprietary rights.

The Company’s management believes that it would be advisable for the Board of Directors to have the discretion to increase the capital of the Company as specified in the following paragraphs, to allow the flexibility to meet these funding requirements.

Raising funds through means other than issuing equity may be less favourable to the Company or difficult to effect. The Company’s current revenues are limited and not sufficient to fund its product development activities to maximize shareholder value. The complexity and difficulty in accessing forms of national and/or regional public funding makes those opportunities limited. Finally, the Company would benefit from postponing the sale or licensing of its intellectual property rights to third parties as a source of financing to a later date, insofar as the future results of clinical research could significantly increase the value of such rights.

2.	Reasons for granting the Board of Directors with the power to increase the capital and to issue shares, convertible bonds and/or warrants

As a biotechnology research company with high cash needs and low current revenues, the Company needs the flexibility to raise funds quickly and efficiently from time to time. It is of vital importance that the Company be capable of effecting capital increases and issuing shares, convertible bonds (including on a subordinated basis) and/or warrants when the market conditions are most favorable. The need to obtain the approval of the shareholders for each capital increase will require a longer process, could result in an adverse market reaction and could preclude the Company from taking advantage of such favorable market conditions. It is also very important for the Company to show a strong ability to raise funds quickly and efficiently to the market and to potential co-sponsors, strategic partners and financing institutions.

Therefore, the Board of Directors proposes to amend the bylaws of the Company in order to provide that the Board of Directors be granted, pursuant to articles 2443 and 2420-ter of the Italian Civil Code, with the power to:

(i)
increase the capital of the Company in cash, up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)
issue convertible bonds (even subordinated) and increase the capital of the Company, in one or more transactions, up to Euro 10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and to reserve all or part of such convertible bonds for issuance upon the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds; and

(iii)	in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.

Such amendment to the bylaws would maximize flexibility and efficiency in raising funds by capital increases without undergoing, for each capital increase, the complex process involving a shareholders’ meeting. Moreover, convertible bonds and/or warrants could be an additional incentive for potential investors of ordinary shares, who would thus receive an option right (and not an obligation) to become shareholders of the Company, or to increase their shareholding in the Company within a certain period of time at a specified price. The warrants may be issued for consideration or without consideration.

3. Exercise and duration of the powers of the Board of Directors

If the amendment to the bylaws is adopted, the Board of Directors shall have the power to effect, from time to time, capital increases and issuance of ordinary shares, convertible bonds and/or warrants on the terms and conditions specified under paragraph 1 above, in such amounts as it determines necessary for a five-year term, starting from the date of the resolution of the Extraordinary Shareholders’ Meeting approving the amendment to article 6 of the Bylaws of the Company.

4. Reasons for the possible exclusion of the option right

The Board of Directors also proposes to be granted with the power to exclude or limit the option right of the shareholders for a particular capital increase and issuance of ordinary shares, convertible bonds and/or warrants, if any, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, if such exclusion or limitation is in the interest of the Company.

4.1 Capital increases in cash

The Board of Directors believes that it could be appropriate, from time to time, to exclude or limit the option right of the shareholders of the Company and reserve the capital increase for issuance of ordinary shares, convertible bonds and/or warrants to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”).

Strategic Investors that are in the biotechnology/pharmaceutical/healthcare field could provide an important contribution to the activities of the Company. As a consequence thereof, not only the financial position but also the operational abilities of the Company would benefit from the issuance of shares to those investors. Therefore, the Company would be stronger and more competitive in the market, and such stronger position would also allow the Company to have recourse to other fund raising means in the future.

Moreover, reserving the capital increase to accredited investors or qualified institutional buyers could save the Company substantial amounts of time and money by allowing the Company to issue those shares in private placements. The exercise of the shareholders’ option right would require a public offering in the United States, which would cost a large amount of money, take months to complete and is not, in the view of the Board, practicable. Sales to accredited investors or qualified institutional buyers in private placements would thus increase the net proceeds of the capital increase relative to the total amount of the capital increase, therefore resulting in a more efficient offering, less dilution to the shareholders and a stronger financial and market position.

Additionally, accredited investors and qualified institutional buyers, by their very nature, are large entities or wealthy individuals that may be able deliver additional value to the Company that certain of the Company’s other shareholders may not be able to deliver, such as by inviting the Company to industry events, making introductions to potential strategic partners or providing business and investment advice to the Company. As a consequence thereof, not only the financial position but also the operational abilities of the Company would benefit from the issuance of shares to those investors.

4.2	Issuance of convertible bonds and/or warrants

The Board believes that the assignment of convertible bonds and/or warrants could be reserved, in the interest of the Company, to (i) Strategic Investors, for the same reasons indicated under paragraph 4.1 above, and (ii) current owners of convertible bonds and/or warrants of the Company (collectively, the “Current Owners”), in order to motivate such Current Owners and induce them to further invest in the Company, by subscribing new convertible bonds and/or warrants, which may subsequently be converted in shares of the Company.

5.	Increase size of the Board of Directors to up to 11 members

The Board believes that it is in the interest of the Company to have the flexibility to increase the size of the Board to up to 11 members from the current maximum of 9 members and recommends that the shareholders approve an amendment to the bylaws providing for such change.

In light of the above, the Board of Directors proposes to hold an Extraordinary Shareholders’ Meeting to approve the following resolutions:

At the Extraordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

•
To grant the Board of Directors, pursuant to articles 2443 and 2420-ter of the Italian Civil Code, with the power - for a five-year term starting from the date of this Extraordinary Shareholders’ Meeting - to:

(i)
increase the capital of the Company in cash, up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)
issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company and increase the capital of the Company, in one or more transactions, up to Euro 10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds; and

(iii)	in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.

In particular the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare business industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies, and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (the subjects under points (i) and (ii), collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company;

•	To amend article 6 and article 19 of the bylaws of the Company, as indicated below and, to that end, to approve the new version of the bylaws, which is attached to this report:

Current Version	Amended Version

Article 6	Article 6

CAPITAL	CAPITAL

The capital of the company is equal to Euro 5,000,000.00 (five million).	The capital of the company is equal to Euro 5,000,000.00 (five million).

The capital is divided into no. 5,000,000 (five million) shares, having par value of Euro 1 (one) each.	The capital is divided into no. 5,000,000 (five million) shares, having par value of Euro 1 (one) each.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:	By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:

-  up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting;

- up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting;

- up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds;

- up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds;

on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.	on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.	Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more instalments and to be subscribed within September 30, 2009, on the to the terms and conditions provided in the same resolution.	By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more instalments and to be subscribed within September 30, 2009, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more instalments and to be subscribed, within September 30, 2009, only by employees of the company and/or its controlling/controlled companies, on the terms and conditions provided in the same resolution.	By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more instalments and to be subscribed, within September 30, 2009, only by employees and operating consultants of the company and/or its controlling/controlled companies, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.	By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 - to:

(i)        increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)      issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company and increase the capital of the Company, in one or more transactions, up to Euro 10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(iii)      in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.

In particular~~,~~ the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

Article 19	Article 19

The company is administered by a board of directors composed of a minimum of three to a maximum of nine members, according to the resolution passed by the meeting at the time of their appointment.	The company is administered by a board of directors composed of a minimum of three to a maximum of eleven members, according to the resolution passed by the meeting at the time of their appointment.

•
To grant Laura Ferro, Cary Grossman and Salvatore Calabrese with the power to carry out all the necessary formalities, in order to implement the above mentioned resolutions, including the power to carry out the necessary formalities in order to register such resolution with the Register of Enterprises.”

* * *

March 24, 2006
The Board of Directors

Exhibit 4

BYLAWS

NAME - PURPOSE - REGISTERED OFFICE - DURATION

Art. 1

A joint-stock Company is incorporated under the name of “Gentium S.p.A.”

Art. 2

The company has as its purpose the manufacture, also on behalf of third parties or on the premises of third parties, and the marketing both in Italy and abroad of:

-
pharmaceutical preparations, pharmaceutical products, raw materials for pharmaceutical and parapharmaceutical use, semi-finished products for pharmaceutical and parapharmaceutical use and in general all and any products sold by pharmacies or for hospital use, excluding in all cases the retail in Italy of pharmaceutical preparations and products;

-	medical articles and clinical apparatuses in general;

-	organic and inorganic products with possible use in agrotechnical and/or zootechnical fields.

The company may also:

-
prepare and organise for its account or on behalf of third parties the documentation required for obtaining Authorisations for marketing pharmaceutical products in compliance with the regulations in force in the countries of destination and be the holders of such authorisations;

-
with reference to each product contemplated by its corporate purpose, the company may grant and/or transfer licences to national and foreign enterprises or corporate bodies or acquire licences for itself or for third parties;

-
with reference to each product contemplated by its corporate purpose, the company may carry out research programmes in general and more in particular technological, chemical, pharmacotoxicological and clinical research programmes in the hospital and pharmaceutical field.

With the objective of achieving the aforementioned purpose, the company may carry out all and any commercial transactions, including the creation of a scientific and commercial structure capable of promoting pharmaceutical products in accordance with the regulations in force; it may also carry out all and any financial, movable property and real-estate transactions, including the acquisition or transfer of intangible goods, that may be deemed necessary or useful in relation to the corporate purpose; it may assume shareholdings and participations in other companies or enterprises having a purpose similar or related or in any way connected with its own; it may stand surety for debentures of third parties, and in general stand surety with bank institutes, also at medium term, for debentures of third parties, who may not necessarily be shareholders, in the forms that the company deems most appropriate each time, such as endorsements, sureties, collateral security on mortgages, pledges and the like.

Reserved professional activities and the carrying out of any activities towards the public qualified by law as financial are however excluded.

Art. 3

The company has its registered office in the Municipality of Villa Guardia, in the outlying ward of Civello.

The Board of Directors is vested with the power to open and/or close secondary divisions, branch-offices, administrative offices, subsidiary offices, representative offices, agencies, warehouses and all and any other units of activity both in Italy and abroad whenever it deems necessary for achieving the corporate purpose.

The faculty to transfer the registered office within the Italian territory also lies within the competence of the Board of Directors.

Art. 4

The shareholders’ domicile for all matters concerning their relations with the company is to all intents and purposes of law the domicile resulting from the Stock Ledger.

Art. 5

The duration of the company is established until 31st (thirty-first) of December, 2050 (two thousand and fifty).

CAPITAL AND SHARES

Art. 6

The company’s capital amounts to Euro 5,000,000 (five million).

The capital is divided into 5,000,000 (five million) shares, all with a face value of one Euro each.

By resolution of the shareholders’ meeting dated 30th September, 2004, the company’s capital was increased:

-
by a maximum of Euro 1,335,000 (one million three hundred and thirty-five thousand), represented by a maximum of 1,335,000 shares with a face value of one Euro each, reserved exclusively for conversion of the convertible debentures the issue of which was disposed by resolution of the same shareholders’ meeting;

-
by a maximum of Euro 881,100 (eight hundred and eighty-one thousand one hundred) represented by a maximum of 881,100 shares with a face value of one Euro each, reserved exclusively for exercising the Warrants related to the aforementioned convertible debentures;

all within the terms, procedures and conditions referred to in the aforementioned resolutions passed on 30th September, 2004.

The aforesaid increases remain in force until the expiry of the terms established for exercising the right of conversion and of subscription; during the period of convertibility, in addition to those contemplated by the relevant Regulations, the provisions referred to in paragraphs 4 and 5 of art. 2420 bis and referred to in art. 2503 bis of the Italian Civil Code must be complied with.

By resolution of the shareholders’ meeting dated 30th September, 2004, the company’s capital was increased, against payment and divisibly, by a maximum face value of Euro 4,554,000 (four million five hundred and fifty-four thousand) by the issue, also if necessary in one or more tranches, of a maximum of 4,554,000 (four million five hundred and fifty-four thousand) ordinary dividend-bearing shares with a face value of one Euro each, to be subscribed by 30th September, 2009 within the terms and according to the procedures indicated in the aforesaid resolution.

By resolution of the shareholders’ meeting of 30th September, 2004, the company’s capital was increased, against payment and divisibly, by a maximum face value of Euro 1,560,000 (one million five hundred and sixty thousand) by the issue, also if necessary in one or more tranches, of a maximum of 1,560,000 ordinary dividend-bearing shares with a face value of one Euro each, to be subscribed by 30th September, 2009 destined for the employees, directors and operating consultants of the company, and of companies which control or are controlled by the latter, within the terms and according to the procedures indicated in the aforesaid resolution.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 - to:

(i)
increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)
issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company, and increase the capital of the Company, in one or more transactions, up to Euro 10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(iii)	in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.

In particular, the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

Art. 7

The company’s capital may also be increased against allotments in kind or credits and by the issue of privileged shares or shares having different rights.

The payments of the shares are effected by the shareholders, according to the law, in accordance with the procedures and terms established by the Board of Directors.

Art. 8

The shares are registered and, if fully paid up, can be converted to the bearer or vice versa, whenever not prevented by prohibitions of law.

The shares are dematerialised and introduced into the centralised management system in accordance with the provisions of law on the subject.

Art. 9

The shareholders’ meeting may approve the reduction of the company’s capital in the forms contemplated by law.

GENERAL SHAREHOLDERS’ MEETING

Art. 10

The shareholders’ meeting is convened at the registered office or elsewhere, provided it is in Italy, in other countries of the European Union or in the United States of America.

The meeting for approval of the company’s balance sheet must be called within one hundred and twenty days from the close of the financial year or, within the limits and under the conditions contemplated by law, by the deadline of one hundred and eighty days from the close of the financial year.

Art. 11

Each share gives the right to one vote.

Art. 12

The notice of meeting must contain a list of the items to be dealt with, an indication of the day, hour and place established for the meeting at first and second call, and an indication of the day, hour and place established, if necessary, for any subsequent calls.

The aforesaid notice must be published in the Official Gazette or in the daily newspaper “Il Sole 24 Ore”, at the discretion of the administrative body, at least fifteen days prior to the date established for the meeting; the notice must also be dispatched to the shareholders in writing at least ten days prior to the meeting.

Failing the above-mentioned formalities, the shareholders’ meeting is deemed to be duly constituted when the entire registered capital is represented, when all the others having the right to vote are present and the meeting is attended by the majority of the members of the boards of administration and control.

Art. 13

In order to take part in the meeting, prior lodging of the securities or the relevant certificates or the communications of the broker who keeps the relevant accounts is not necessary.

Art. 14

The ordinary and/or extraordinary shareholders’ meeting may be held, with attendances located in several adjacent or distant places, by audioconference or videoconference, on condition that the board method and the principles of good faith and equality of treatment of the shareholders are complied with; it is consequently necessary that:

*
the Chairman of the meeting is allowed, also by means of his board of directors, to ascertain the identity and legitimisation of those taking part, by distributing to the latter any documentation that may have been drawn up in preparation for the meeting, by fax or by electronic mail, and to supervise the proceedings of the meeting, ascertain and announce the results of the voting;

*	the person recording the proceedings is allowed to be sufficiently aware of the events taking place during the meeting forming the subject of the recording;

*	the persons attending are allowed to take part in the discussion and simultaneous voting on the items on the agenda;

*
an indication is given in the notice of meeting (except in the case of a general meeting) of the places audio/video linked by the company, where those taking part may gather, since the meeting is deemed to be held wherever the chairman and the person recording the proceedings are present.

Art. 15

Each shareholder who is entitled to take part in the meeting may be represented by written proxy by another person within the limits and in accordance with the procedures contemplated by art. 2372 of the Italian Civil Code.

Art. 16

The shareholders’ meeting is chaired by the chairman of the board of directors or by the vice chairman or by a director appointed by the board of directors; failing this, the meeting appoints its own chairman.

The chairman of the meeting has full powers to ascertain the right to take part in the meeting also by proxy and to ascertain whether the meeting is legally constituted, and the quorum to pass resolutions.

Art. 17

The meetings, both ordinary and extraordinary, are validly constituted and pass valid resolutions with the majorities established by law.

Art. 18

The chairman of the meeting is assisted by a secretary who may not necessarily be a shareholder and, wherever necessary, by two scrutineers chosen by the meeting from among the shareholders.

The resolutions passed by the meeting are recorded in minutes signed by the chairman, the secretary and, wherever necessary, by the scrutineers.

Whenever the law so requires and whenever the board of directors deems necessary, the minutes are drawn up by a notary public.

BOARD OF DIRECTORS

Art. 19

The company is administered by a board of directors composed of a minimum of three to a maximum of eleven members, according to the resolution passed by the meeting at the time of their appointment.

Art. 20

The directors are appointed by the meeting.

They remain in office for a period of not more than one financial year.

The directors can be re-elected, fall from office and are replaced in accordance with the law.

Art. 21

Whenever, due to resignations or for other reasons the majority of the directors fall from office, the entire board is deemed to have fallen from office; the meeting for the appointment of all the directors must be urgently called by the board of auditors, which may in the meantime carry out the actions of ordinary administration.

Art. 22

The board elects the chairman from among its members; it may also elect a vice chairman and a secretary, also on a permanent basis, who may not necessarily be a member of the board.

Art. 23

The board of directors meets either at the registered office or elsewhere provided it is in Italy, in other countries belonging to the European Union, or in the United States of America whenever the chairman deems necessary or whenever a written request to do so is made by at least two of its members.

Art. 24

The meeting is convened by the chairman by letter to be dispatched at least eight days before the meeting to each director and statutory auditor and, in cases of urgency, by telegram, electronic mail message with confirmation of receipt, or by fax to be dispatched at least two days beforehand.

Even whenever they are not convened as above, the meetings of the board of directors are deemed to be validly constituted whenever all the directors in office and all the statutory auditors are present.

The meetings of the board of directors may also be held by video or audio conference on condition that each of the participants can be identified by all the others and that each of the participants is able to take part in real time during the discussion of the matters examined, and to receive, transmit and examine documents. Whenever these conditions exist, the meeting is deemed to be held wherever the chairman and the secretary are present.

Art. 25

To be deemed valid, the resolutions passed by the board require the effective presence of the majority of its members in office.

The resolutions are passed with the absolute majority of the votes of those present.

The board resolutions must be recorded in minutes signed by the chairman and the secretary of the meeting.

Art. 26

The directors are entitled to reimbursement of any expenses incurred while carrying out their official duties.

The meeting may also assign the board an annual allowance.

Art. 27

The board of directors is vested with the widest powers for the ordinary and extraordinary management of the company, without exception thereto, and is authorised to carry out all and any actions it deems appropriate for the implementation and attainment of the corporate purposes, with the sole exception of those peremptorily reserved by the law for the shareholders’ meeting.

In addition to that contemplated by the preceding art. 3, the board of directors is vested, not exclusively, with the authority to pass resolutions concerning the merger in the case contemplated by arts. 2505 - 2500 bis of the Italian Civil Code, to indicate which of the directors has the power of attorney of the company, to reduce the capital in the event of withdrawal of the shareholder, to adapt the articles of incorporation to provisions of law.

SIGNATURE AND POWER OF ATTORNEY

Art. 28

The chairman of the board of directors is granted the power to represent the company.

The chairman of the board also represents the company before the court, with the power to start legal and administrative proceedings and petitions for all levels of jurisdiction and also for decisions of revocation and cassation and to appoint for such purpose lawyers and attorneys ad litem.

Art. 29

The board may appoint one or more managing directors or an executive committee from among its members or grant special assignments to individual directors, also with the faculty to delegate powers, establishing their remunerations in accordance with and within the limits of law.

The power to represent the company may also be granted to the managing directors by the relevant resolution of appointment, which must contemplate the separate or joint exercise of such power and any limitations to the latter.

The board may also appoint managers and general managers.

BOARD OF AUDITORS

Art. 30

The board of auditors is composed of three statutory auditors one of whom appointed as chairman of the board and two acting auditors, appointed and operating in accordance with the law.

AUDITING

Art. 31

The auditing is carried out by a chartered accountant or by an auditing company enrolled in the register set up at the Ministry of Justice, unless otherwise established by law. The auditing assignment is conferred by the shareholders’ meeting, after having consulted the board of auditors, which determines the relevant remuneration. Whenever the conditions of law so allow, the ordinary shareholders’ meeting may resolve at any time to assign the auditing to the board of auditors provided such resolution does not determine the revocation of the assignment granted to the subject who, at the time of the aforesaid resolution, is entrusted with the such task; in such circumstances, the board of auditors must be integrally composed of chartered accountants enrolled in the register set up at the Ministry of Justice.

BALANCE SHEET AND PROFITS

Art. 32

The company’s financial years close at the 31st of December of each year. At the end of each financial year, the board proceeds to draw up the balance sheet composed of the statement of assets and liabilities, the profit and loss account and the explanatory note.

Art. 33

The net profits, after having deducted the amount of not less than five percent for the legal reserve, up to the legal limit, are allocated to the shares, unless the shareholders’ meeting, on the proposal of the board resolves to make special withdrawals in favour of extraordinary reserves or for other allocations, or resolves to carry them forward, either wholly or in part, to the subsequent financial years.

Art. 34

Any dividends not collected within the five-year period from the day on which they become payable, are prescribed in favour of the company.

WITHDRAWAL

Art. 35

The right of withdrawal does not apply in the cases contemplated by letters a) and b) of the second paragraph of art. 2437 of the Italian Civil Code.

WINDING UP

Art. 36

In the event of the company being wound-up at any time and for any reason, the shareholders’ meeting appoints one or more liquidators and passes a resolution as to the criteria according to which the liquidation must be carried out, the powers of the liquidators and the actions necessary for maintaining the value of the company.

Signed: Laura Iris Ferro

Signed: Massimo Caspani Notary Public

OOOoooOOO

Extraordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

1. To amend Article 6 of the Company's bylaws, *inter alia*, to delegate powers to the Board of Directors, pursuant to article 2443 of the Italian Civil Code, for capital increases in cash, and pursuant to article 2420-ter of the Italian Civil Code, for the issuance of convertible bonds, in both cases also with the faculty to issue warrants; pertinent and consequent resolutions.
2. To amend Article 19 of the Company's bylaws in order to increase the maximum number of directors to eleven (11) members.
3. **In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.**

Ordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, AND 5.

1. To approve the 2005 Italian GAAP financial statements and related documents and apply the loss against the Company's available reserves.
2. To set the number of members of the Board of Directors at eight (8) and elect the following individuals as members of the Board of Directors of the Company:
   a) Dr. Kenneth Anderson
   b) Gigliola Bertoglio
   c) Luca Brevegliari
   d) Marco Codella
   e) Dr. Laura Ferro
   f) David Kroin
   g) Dr. Lee M. Nadler
   h) Dr. Andrea Zambon
3. To approve the schedule of compensation for 2006 for the members of the Board of Directors.
4. To elect the following individuals as members of the Board of Statutory Auditors of the Company for the term ending in April 2009 and approve the compensation for such individuals:
   a) Augusto Belloni
   b) Romano Chiapponi (as an alternate)
   c) Carlo Ciardiello
   d) Domenico Ferrari (as an alternate)
   e) Giorgio Iacabone
5. To approve the engagement of Reconta Ernst & Young as the Company's independent auditors for the fiscal year 2006 and compensation to such auditors.
6. **In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.**

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Extraordinary Shareholders' Meeting:

	FOR	AGAINST
1.	☐	☐
2.	☐	☐

Ordinary Shareholders' Meeting:

	FOR	AGAINST
1.	☐	☐

	FOR	AGAINST
2.	☐	☐

	FOR all nominees listed (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed
3.	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the line below:

____

	FOR all nominees listed (except as marked to the contrary below)	WITHHOLD AUTHORITY to vote for all nominees listed
1.	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the line below:

____

	FOR	AGAINST
4.	☐	☐
5.	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

Gentium S.p.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on April 21, 2006)

The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on March 31, 2006 at the Ordinary Shareholders' Meeting and the Extraordinary Shareholders' Meeting of Gentium S.p.A. to be held on April 28, 2006, in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box below the resolution.**
2. **The Depositary shall not vote the amount of Ordinary Shares underlying an ADS except in accordance with instructions from the holder of such ADS.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.